Mr John Hartz Senior Assistant Chief Accountant United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-7010	Corus 30 Millbank London SW1P 4WY United Kingdom Direct Tel +44(0) 20 7717 4444 Direct Fax +44(0) 20 7717 4556 Direct Fax +44(0) 20 7717 4643

29 January 2007

RE:	Corus Group plc Form 20-F for the Fiscal Year Ended December 31, 2005 File No. 001-10120

Dear Mr Hartz

I refer to your letter of January 4, 2007, regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, for Corus Group plc (‘Corus’). We welcome your continued contribution to assist us in complying with all applicable disclosure requirements and to enhance the overall disclosure of our filing.

We have reviewed your further comments and present below the supplemental information you have requested. In addition, where appropriate, we have indicated the approach we will adopt in future filings to address your comments. For the convenience of the Staff each response has been numbered to correspond with the comments in your letter.

General

1.           We note your representation that the products Corus International sold into Iran during fiscal 2005 were infrastructure related and do not have any potential military applications. Please discuss the materiality of sales into Iran during the prior fiscal periods covered by the 20-F, and periods subsequent to fiscal 2005. Advise us whether products sold into Iran during such periods have military application, and whether, to your knowledge, they have been put to military use.

1.           As the Staff will have noted, our Form 20-F for the fiscal year ended December 31, 2005, covered a two year period. The value of sales by Corus International to customers in Iran was some £51m (approximately US$88m) during fiscal 2005. In the comparative fiscal 2004 period the equivalent sales amounted to £24m (approximately US$43m). This turnover represented less than 1% of the Group’s total revenue during each of the respective fiscal years.

The most recent Form 20-F filing by Corus was for fiscal 2005. Data is currently being collected and analysed across each of the Group’s businesses for fiscal 2006 as part of our normal financial year-end preparation. As advised to the Staff in our previous response, sales to Iran for that period, as a proportion of total Group revenue, are not expected to differ significantly from previous years.

Corus does not consider that the products sold by Corus International into Iran during the 2004, 2005 and 2006 periods have potential military application and, to the best of its knowledge, they have not been put to military use.

2.           You state in your response letter dated December 1, 2006, that certain of your businesses other than Corus International also have export sales into Iran. Please advise us whether the products and services provided into Iran in connection with those sales have any military application and whether, to your knowledge, they have been put to military use. Provide information for the fiscal periods covered by the 20-F and for subsequent periods.

2.           As noted above, our Form 20-F for the fiscal year ended December 31, 2005, covered a two year period. The value of export sales into Iran by Corus businesses other than Corus International was some £15m (approximately US$26m) during fiscal 2005, and some £7m (approximately US$14m) during fiscal 2004. Fiscal 2006 data is still being collected and analysed across each of the Group’s businesses as part of our normal financial year-end preparation, but sales to Iran for that period, as a proportion of total Group revenue, are not expected to differ significantly from previous years.

Corus does not consider that the products sold into Iran by Corus businesses other than Corus International during the 2004, 2005 and 2006 periods have potential military application and, to the best of its knowledge, they have not been put to military use.

3.           Please address for us the applicability of Section 5(b) of the Iran Sanctions Act of 1996, as amended by the Iran Freedom Support Act on September 30, 2006, to sales made into Iran by you or your subsidiaries, and to any payments made to Iran by you or your subsidiaries for products purchased from Iran.

3.           We note that Section 5(b) of the Iran Sanctions Act of 1996, as amended, provides for the possibility that the President of the United States will impose sanctions against a person if the President determines that such person, since June 6, 2006, exported, transferred, or otherwise provided goods, services, or technology to Iran knowing that the provision of such goods, services, or technology would materially contribute to the ability of Iran to acquire or develop (a) chemical, biological, or nuclear weapons, or (b) destabilising numbers and types of conventional weapons. Neither Corus International nor any Corus business other than Corus International sells any goods, services, or technology to Iran knowing that such sales would materially contribute to the ability of Iran to acquire or develop any of these weapons. The limited products and services that Corus International and Corus businesses other than Corus International sell to customers in Iran are used, to Corus' knowledge, for civilian purposes. To

Corus' knowledge none of our customers in Iran are engaged in the acquisition or development of chemical, biological, nuclear, or conventional weapons. Moreover, Corus understands that the U.S. Department of State notifies those companies under investigation for possible sanctions under the Iran Sanctions Act and, to Corus’ knowledge, neither Corus International nor any other Corus business has received notice of any such investigation.

We do not believe that the sending of a payment to Iran for the purchase of goods would necessarily constitute the export, transfer or provision of goods, services, or technology to Iran, and thus we believe that this portion of the inquiry falls outside the scope of the Iran Sanctions Act.

4.           You state in your December 1, 2006, letter that you intend to make reference to your Iran connected activities in your 2006 Form 20-F. Please provide us with the disclosure language you plan to include.

4.           We advise the Staff that Corus is currently preparing its Form 20-F for the fiscal year ended December 30, 2006, and so the format or content of the draft filing has not yet been prepared in final form or been subject to all necessary internal and external review processes. However, as indicated in our letter of December 1, 2006, we have been giving consideration to making reference to our Iran connected activities in that filing. When the proposed disclosure language is available we will forward this to the Staff for their consideration, sufficiently far ahead of our planned filing date to allow adequate time for consultation.

5.           We note a June 2004 article that states that Corus International intends to utilise existing relationships in the Middle East and expertise in the region to make inroads into developing markets, including Syria. Your 20-F does not include any information regarding contacts with Syria, a country identified by the US State Department as a state sponsor of terrorism and subject to US economic sanctions and export controls. Please describe for us the extent and nature of your past, current, and anticipated contacts with Syria, if any, including contacts with the government of Syria, whether through subsidiaries or other direct or indirect arrangements. Discuss the materiality to you of such contacts, individually, and in the aggregate with contacts with Iran; and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Describe any potential military applications or dual use of products and/or services you have provided in Syria.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with US-designated state sponsors of terrorism. Pennsylvania’s General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain US-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screen out stocks of companies that do business with US-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Syria.

5.           As identified in the article to which you refer our Corus International business, in particular, views the Middle East as a potentially high growth market place for its infrastructure project and commodity steel trading sub-operations. However despite the reference in the article to Syria being a developing market, trade with that country has subsequently been very limited.

During the fiscal year ended December 31, 2005, Corus International recorded turnover into Syria of less than £1m (2004: £nil). As at December 31, 2005, there were negligible values of fixed assets, inventory, receivables or payables within the balance sheet related to these sales activities. Fiscal 2006 data is still being collected and analysed across each of the Group’s businesses as part of our normal financial year-end preparation, but sales to Syria by Corus International are not expected to be material for that period. In addition we would consider the products sold to be civilian industry or infrastructure related, without any potential military application.

As stated in our letter of December 1, 2006, we once again assure the Staff that Corus always seeks to comply fully with international sanctions to the extent that they are applicable to the Group. We do not, however, consider our business dealings in Syria to be material, from a quantitative aspect, to our operations or financial condition as they represent less than 1% of annual Group turnover or net assets at any point in time. This assessment of quantitative materiality is equally applicable when considering our trading with both Iran and Syria in aggregate.

Corus has noted the developing nature of sentiment within certain areas of the investor community towards companies that operate in Syria and Iran, with those countries’ designation as state sponsors of terrorism by the US Department of State possibly being one of potentially many criteria for screening of investment decisions. To date, however, we do not believe that we have suffered from adverse public reaction or reputational harm as a result of doing business in these countries, nor do we believe that it has caused our share price to suffer. In making this qualitative assessment we have taken into consideration the potential prospective impact on both our reputation and share price. We also note, based on freely available information, that Corus is not unique within the steel industry or amongst other multinational companies in conducting limited business in these countries. Furthermore, although not discussed in our periodic filings because we believe the information to be immaterial, our business activity in such countries is information that is available to the public through our website, journal articles and other sources. We have also noted the adoption of the legislation you have referred to; our investor relations department however has reported that it has only on rare occasions received any queries from investors or potential investors regarding our operations in either Syria or Iran. Finally we believe a reasonable investor could anticipate that a group such as Corus, with significant total revenues that arise across all major geographical regions, may have export sales into such countries; if they were to make relevant enquiries of us then we would be happy to disclose this fact.

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I trust that the above responses are clear and provide you with all the necessary information, but please contact me for further details or to raise additional comments if required.

Yours sincerely

David Lloyd

Executive Director, Finance

Corus Group plc